

February 7, 2011

James Kelligrew
President
Fixed Income Client Solutions LLC
214 N. Tryon Street, Suite 2636
Charlotte, North Carolina 28202

> **Re: Fixed Income Client Solutions LLC**
> **Registration Statement on Form S-3**
> **Filed January 12, 2011**
> **File No. 333-171670**

Dear Mr. Kelligrew:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK

codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

Cover Page

5. We note from your disclosure on page S-16 of the prospectus supplement and page 27 of the base prospectus that the underlying securities may consist of a variety of asset types. Please revise the cover page of the prospectus supplement to provide clearer disclosure of the asset types in the related takedown. Refer to Item 1102(c) of Regulation AB.

6. We note that you may call the trusts Corporate Repackaging Trust Certificates, Series 20[ ], even though the underlying assets may include debt securities that are not corporate debt. Please tell us why you believe this is appropriate and consider revising for greater clarity.

Summary, page S-4

7. Please revise here and in the base prospectus to disclose the expiration date of the FDIC guarantee.

8. Please revise to disclose in the summary that you will not independently determine whether the underlying securities will comply with the requirements of the TLG program.

The Interests of the Certificateholders, page S-13

9. Please revise to remove the last paragraph of this risk factor on page S-14, as we believe it seeks to inappropriately shift the due diligence duty onto the investors.

Underlying Securities, page S-18

10. We note your disclosure on page S-19 and elsewhere in the prospectus supplement and base prospectus that the terms of the FDIC guarantee under the TLGP and the terms and conditions of the TLGP are subject to change. Please confirm that if such changes have occurred you will disclose the updated terms and conditions in the related takedown.

Description of the Trust Agreements, page S-29

11. We note your disclosure that the final agreements will be filed "following" the issuance and sale of the certificates. Please revise to state that the final agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Regards,

Lauren Nguyen
Attorney-Advisor

cc: Mark R. Riccardi, Esq.
        Orrick, Herrington & Sutcliffe LLP
        Via facsimile (202) 339-8500